Amended and Restated Exhibit B

dated ______________, 2026

to the

Amended and Restated Investment Advisory Agreement

dated August 28, 2025 between

Symmetry Panoramic Trust

and

Symmetry Partners, LLC

The Trust shall pay to the Adviser, as compensation for the Adviser's services rendered, a fee, computed daily at an annual rate based on the average daily net assets of each of the following Funds in accordance with the following fee schedule:

Fund	Investment Advisory Fee	Effective Date
Symmetry Panoramic Sector Momentum ETF	0.55%	August 28, 2025
Symmetry Panoramic International Country Momentum ETF	0.55%	[Date], 2026

ACKNOWLEDGED AND ACCEPTED BY:

SYMMETRY PANORAMIC TRUST

Name:
Title:

SYMMETRY PARTNERS, LLC

Name:
Title: